SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2007

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

March 9th, 2007

Adjustment to the allocation ratio of Air France-KLM’s warrants and

American Depository Warrants (“ADWs”)

(Warrants are listed on the Eurolist market under the ISIN code: FR 0010068965)

(ADWs are listed on the NYSE under the Symbol “AKH WS”)

Further to the payment of dividends from reserves for the years ended March 31, 2005 and 2006 and in order to maintain the rights of holders of warrants and ADWs, Air France-KLM, in accordance with the terms and conditions of the warrants and the ADWs, has adjusted the applicable allocation ratio.

The new allocation ratio is :

3 warrants entitle their holder to 2.066 Air France-KLM shares,

3 ADWs entitle their holder to 2.066 Air France-KLM shares or shares in the form of American Depository Shares (ADSs).

Adjustment to the allocation ratio of the Air France 2.75% 2005-2020 bonds convertible into and/or exchangeable for new or existing shares of

Air France-KLM (OCEANE)

(Convertible Bonds are listed on the eurolist market)

Further to the payment of dividends from reserves for the years ended March 31, 2005 and 2006 and in order to maintain the rights of the holders of bonds, Air France-KLM, in accordance with the terms and conditions of the issue of the 2.75% 2005-2020 Air France OCEANE, which received the visa n° 05-259 dated April 14, 2005 from the French Autorité des Marchés Financiers, has adjusted the applicable allocation ratio.

The new allocation ratio is :

1 2.75% 2005-2020 bond entitles its holder to 1.03 Air France-KLM shares

Incorporation by Reference

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN AIR FRANCE KLM’S REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION STATEMENT NO. 333-114188). AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED. TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Internet site: www.airfranceklm-finance.com

Investor contact: Dominique Barbarin – +33 (0)1 41 56 88 60 – dobarbarin@airfrance.fr

Analyst contact: Fabrice Andriveau – +33 (0)1 41 56 72 59 – faandriveau@airfrance.fr

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: March 9, 2007	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations